From:	Vikki Giambrone on behalf of Leo S. Ullman

Sent:	Wednesday, February 17, 2010 3:42 PM

To:	'crittendony@sec.gov'

Subject:	Your Voicemail of Today's Date

Attachments:	Lease Liability by Year.pdf

Dear Ms. Crittendon:

Further to your voicemail message received today, the following is respectfully submitted for your information and review:

1)	The breakdown by year of the amount of intangible lease liabilities with respect to acquired properties is as set forth in the schedule attached hereto.

2)
This will confirm that in determining the fair value of below-market leases for acquired properties, the Company did indeed consider potential lease renewals, but assigned low probabilities to any such renewals.

We hope and trust the foregoing and the attached are suitably responsive to your request.

We look forward to the opportunity to discuss these and related matters with you during tomorrow's conference call.

Yours very truly.

Leo S. Ullman

Attachment

Cedar Shopping Centers, Inc.
Acquired Intangible Lease Liability by Year

Amount of
Intangible Lease
Year	Liability
2003	13,457,000
2004	13,829,000
2005	6,845,000
2006	35,515,000
2007	28,889,000
2008	4,636,000

Total	103,171,000